UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                       UNIVERSAL TECHNICAL INSTITUTE. INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                        (TITLE OF CLASSES OF SECURITIES)

                                   913915 10 4
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                                 (CUSIP NUMBER)

                                DECEMBER 16, 2003
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                  (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_]  Rule 13d-1(b)
            [X]  Rule 13d-1(c)
            [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913915 10 4                                          Page 2 of 8 Pages
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        JZ Equity Partners PLC

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

            England and Wales

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                 5   SOLE VOTING POWER

   NUMBER OF            2,032,296 (1)
    SHARES
 BENEFICIALLY    6   SHARED VOTING POWER
   OWNED BY
     EACH               0
   REPORTING
    PERSON       7   SOLE DISPOSITIVE POWER
     WITH
                        2,032,296 (1)

                 8   SHARED DISPOSITIVE POWER

                        0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,032,296 (1)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        7.3% (2)

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12    TYPE OF REPORTING PERSON*

                        OO

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                  * READ DIRECTIONS BEFORE COMPLETING

ITEM 1(a).  NAME OF ISSUER:

            Universal Technical Holdings, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            20410 North 19th Avenue, Suite 200, Phoenix, Arizona  85027

ITEM 2(a)   NAME OF PERSON FILING:

            JZ Equity Partners PLC

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE OF FILING PERSON:

            17a Curzon Street, London, England W1J 5HS

      (c)   CITIZENSHIP OF FILING PERSON:

            England and Wales

      (d)   TITLE OF CLASSES OF SECURITIES:

            Common Stock

      (e)   CUSIP NUMBER:

            913915 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)   [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [_]Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

      (e)   [_]     An     investment     adviser     in     accordance     with
            ss.240.13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM  4.    OWNERSHIP.

      (a).  AMOUNT BENEFICIALLY OWNED: 2,032,296 (1)

      (b).  PERCENT OF CLASS: 7.3% (2)

      (c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i).   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                   2,032,296 (1)

            (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                   0

            (iii). SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                   2,032,296 (1)

            (iv). SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Inapplicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Inapplicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Inapplicable.

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP.

            Inapplicable.

ITEM 10.    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











(1) Immediately following the effectiveness of the Registration Statement on Form S-1, as amended by Amendments No. 1, 2 and 3 (File No. 333-109430), filed with the Commission under the Securities Act of 1933, the reporting person beneficially owned 3,477,825 shares of Common Stock. Immediately following the closing of the initial public offering of the Issuer on December 22, 2003, and the reporting person's concurrent sale of Common Stock, the reporting person owned 2,032,296 shares of Common Stock.

(2) Immediately following the effectiveness of the Registration Statement on Form S-1, as amended by Amendments No. 1, 2 and 3 (File No. 333-109430), filed with the Commission under the Securities Act of 1933, the reporting person beneficially owned 14.2% of the outstanding shares of Common Stock. Immediately following the closing of the initial public offering of the Issuer on December 22, 2003, and the reporting person's concurrent sale of Common Stock, the reporting person owned 7.3% of the outstanding shares of Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.




                                                 December 22, 2003
                                          --------------------------------
                                                        Date


                                             /s/  David W. Zalaznick
                                          --------------------------------
                                                      Signature


                                              David W. Zalaznick
                                              Authorized Representative
                                          --------------------------------
                                                     Name/Title

                             JZ EQUITY PARTNERS PLC

             MINUTES OF A MEETING OF THE BOARD OF DIRECTORS HELD AT
                       17A CURZON STREET, LONDON, W1J 5HS
                   ON MONDAY 1ST DECEMBER, 2003 AT 4:30 P.M.


      PRESENT:          MR. A. J. WITHEY (CHAIRMAN)
                        MR. J. M. GREEN-ARMYTAGE

      IN ATTENDANCE:    MR. P. COLLACOTT

      APOLOGIES:        MR. C PEAL
                        MR. J. JORDAN
                        MR. M. SORKIN

INVESTMENT PROPOSAL

            UNIVERSAL TECHNICAL INSTITUTE, INC.
            The Board considered a recommendation dated 25th November, 2003 from the investment adviser that the Company note a draft Registration Statement of Universal Technical Institute, Inc. ("UTI"). As a consequence of the IPO, UTI will effect a 4,350-for-1 stock split and enable the Company to include 1,086,664 shares of common stock in the IPO as well as the redemption of the Series "A" and "C" Preferred Stock together with accrued dividends in cash.

            The Board approved the  transactions and resolved to authorise David
            W. Zalaznick to execute on behalf of the Company, all such documentation as may be required to effect the transactions.

There being no further business the Chairman closed the meeting.


      /s/A.J. Withey
      ---------------------------------
      CHAIRMAN

                             JZ EQUITY PARTNERS PLC

             MINUTES OF A MEETING OF THE BOARD OF DIRECTORS HELD AT
                       17A CURZON STREET, LONDON, W1J 5HS
                         ON DECEMBER 15, 2003 AT 4:00 PM


      PRESENT:          MR. A. J. WITHEY (CHAIRMAN)
                        MR. J. M. GREEN-ARMYTAGE

      IN ATTENDANCE:    MR. P. COLLACOTT

      APOLOGIES:        MR. C PEAL
                        MR. J. JORDAN
                        MR. M. SORKIN

INVESTMENT PROPOSAL

            UNIVERSAL TECHNICAL INSTITUTE, INC.
            The Board considered a recommendation dated December 15, 2003 from the investment adviser relating to the proposed initial public offering (the "IPO") of Universal Technical Institute, Inc. In connection the IPO, in addition to the sale of 1,086,664 shares of common stock previously approved by the Board on December 1, 2003, JZEP has the opportunity to sell an additional 385,865 shares (the "Over-Allotment Shares") pursuant to the over-allotment option granted to the underwriters of the IPO by the Company and the stockholders participating in the IPO.

            The Board ratified and approved the transactions, including, but not limited to, to the sale of the Over-Allotment Shares, and resolved to authorise David W. Zalaznick to execute on behalf of the Company, all such documentation as may be required to effect the transactions.

There being no further business the Chairman closed the meeting.


      /s/A.J. Withey
      ---------------------------------
      CHAIRMAN